UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)

DSS, INC.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

26253C201
(CUSIP Number)

Heng Fai Ambrose Chan

c/o Alset International Limited

9 Temasek Boulevard #16-04, Suntec Tower Two

Singapore 038987

011 65 6333 9181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26253C201

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Heng Fai Ambrose Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,148,664(1)
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 5,148,664(1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,148,664(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The beneficial ownership of Heng Fai Ambrose Chan includes 5,148,664 shares of common stock, consisting of (a) 2,978 shares of common stock held by Heng Fai Holdings Limited, an entity controlled by Heng Fai Ambrose Chan; (b) 1,184,475 shares of common stock held by Heng Fai Ambrose Chan directly; (c) 311,634 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of Alset International Limited; (d) 2,581,268 shares of common stock held by Alset Inc.; and (e) 1,068,309 shares of common stock held by Alset International Limited, a subsidiary of Alset Inc.

(2) Based on 8,092,518 shares of the common stock of the Issuer outstanding as of December 10, 2024.

CUSIP No. 26253C201

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alset Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,961,211(1)
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 3,961,211(1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,961,211(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes 2,581,268 shares of common stock held directly by Alset Inc.; 311,634 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of Alset International Limited; and 1,068,309 shares of common stock held by Alset International Limited, a subsidiary of Alset Inc.

(2) Based on 8,092,518 shares of the common stock of the Issuer outstanding as of December 10, 2024.

CUSIP No. 26253C201

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Biomedical Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 311,634
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 311,634
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 8,092,518 shares of the common stock of the Issuer outstanding as of December 10, 2024.

CUSIP No. 26253C201

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alset International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,379,943 (1)
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 1,379,943 (1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,379,943 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes 1,068,309 shares of common stock held by AIL and 311,634 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of AIL.

(2) Based on 8,092,518 shares of the common stock of the Issuer outstanding as of December 10, 2024.

This Amendment No. 19 on Schedule 13D amends and restates the statement on Schedule 13D, filed with the SEC on September 15, 2017, as amended by Amendment No. 1, filed with the SEC on July 6, 2018, Amendment No. 2, filed with the SEC on December 18, 2018, Amendment No. 3, filed with the SEC on February 20, 2019, Amendment No. 4, filed with the SEC on March 27, 2019, Amendment No. 5, filed with the SEC on June 11, 2019, Amendment No. 6, filed with the SEC on July 23, 2019, Amendment No. 7, filed with the SEC on November 5, 2019, Amendment No 8, filed with the SEC on March 4, 2020, Amendment No. 9, filed with the SEC on September 1, 2020, Amendment No. 10, filed with the SEC on October 26, 2020, Amendment No. 11, filed with the SEC on June 3, 2021, Amendment No. 12, filed with the SEC on June 25, 2021, Amendment No. 13, filed with the SEC on September 20, 2021, Amendment No. 14, filed with the SEC on March 15, 2022, Amendment No. 15, filed with the SEC on April 20, 2022, Amendment No. 16, filed with the SEC on June 1, 2022, Amendment No. 17, filed with the SEC on July 11, 2022, and Amendment No. 18, filed with the SEC on July 15, 2022.

This Amendment No. 19 is being filed to reflect that (i) Mr. Chan Heng Fai acquired 2,569 shares of the Issuer’s common stock on December 9, 2022; (ii) Mr. Chan Heng Fai acquired 16,746 shares of the Issuer’s common stock on December 13, 2022; (iii) Mr. Chan Heng Fai acquired 33,609 shares of the Issuer’s common stock on December 28, 2023; (iv) that on December 10, 2024, Alset Inc. entered into a stock purchase agreement with the Issuer, pursuant to which Alset Inc. agreed to purchase 820,597 newly issued shares of the Issuer’s common stock for a purchase price of $0.9749 per share; and (v) that on December 10, 2024, Mr. Chan entered into a stock purchase agreement with the Issuer, pursuant to which Mr Chan agreed to purchase 205,149 newly issued shares of the Issuer’s common stock for a purchase price of $0.9749 per share.

Item 1. Security and Issuer

The title and class of equity securities to which this Amendment No. 19 to the Schedule 13D relates is the common stock, $0.02 par value per share, of DSS, Inc., a New York Corporation (the “Issuer”). The principal offices of the Issuer are located at 275 Wiregrass Pkwy, West Henrietta, NY 14586.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended to include the following:

The information set for the in Item 4 below is hereby incorporated by reference to this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On December 10, 2024, Alset Inc. entered into a stock purchase agreement with the Issuer, pursuant to which Alset Inc. agreed to purchase 820,597 newly issued shares of the Issuer’s common stock for a purchase price of $0.9749 per share. Alset Inc. and its various subsidiaries are collectively the largest shareholder of DSS. Mr. Chan is the Executive Chairman of DSS and a significant shareholder of DSS.

On December 10, 2024, Mr. Chan Heng Fai entered into a stock purchase agreement with the Issuer, pursuant to which Mr. Chan agreed to purchase 205,149 newly issued shares of the Issuer’s common stock for a purchase price of $0.9749 per share. Mr. Chan is the Executive Chairman of DSS and a significant shareholder of DSS.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) None.

(d) None

(e) N/A

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement between Heng Fai Chan, Global Biomedical Pte. Ltd. and Alset Inc., incorporated by reference to Amendment No. 13 to the Schedule 13D filed on September 20, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2024	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan

Alset Inc.

/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer

Global Biomedical Pte. Ltd.

/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Director

Alset International Limited

/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer